UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0080
Washington, D. C. 20549	Expires:	March 31, 2021
Estimated average burden
FORM 25	hours per response	1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33356

Gafisa S.A. / NYSE MKT
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Av. Nacoes Unidas, 8501 -19 Andar 05477-000 - Alto de Pinheiros Sao Paulo - SP D5 00000 Telephone number: 551130259242
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts) each representing two common shares without par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

■ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Gafisa S.A.  certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

12/07/2018	By	Ana Maria Recart	CEO,CFO and IRO
Date		Name	Title

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displaysa currently valid OMB control number.